UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 6, 2022

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In the Matter of

Acamar Partners Acquisition Corp. II　　　　**ORDER DECLARING REGISTRATION**
1450 Brickell Avenue, Suite 2130　　　　　　**STATEMENT ABANDONED UNDER THE**
Miami, FL 33131　　　　　　　　　　　　　　**SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-253772

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　　　　Acamar Partners Acquisition Corp. II filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

　　　　Acamar Partners Acquisition Corp. II has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

　　　　In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on May 6, 2022.

　　　　For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

　　　　　　　　　　　　　　　　　　　　　　Suzanne Hayes
　　　　　　　　　　　　　　　　　　　　　　Office Chief